FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                                November 14, 2001

                                    Head N.V.

                 -----------------------------------------------
                                registrant's name

                             Aert van Nesstraat 45,
                               3012 CA Rotterdam
                                The Netherlands

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         1. Third quarter results of Head N.V.

         2. Press Release announcing that Head N.V. has published its third quarter results on November 14, 2001 (filed as Exh.99.1. hereto).

                                    HEAD N.V.
                                QUARTERLY REPORT
                              For the Period Ended
                               September 30, 2001

                                    HEAD N.V.

                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2001



              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------------


ITEM 1.       FINANCIAL STATEMENTS

              Audited Condensed Consolidated Balance Sheet as of December 31, 2000 and Unaudited Condensed Consolidated Balance Sheet as of September 30, 2001

              Unaudited Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 2000 and 2001

              Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and nine months ended September 30, 2000 and 2001

              Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2000 and 2001

              Notes to the Unaudited Consolidated Financial Statements



ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


         This Quarterly Report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

          o success or failure of our efforts to implement our business strategy;
          o    our liquidity and capital expenditures;
          o    our ability to obtain financing;
          o    our future capital needs;
          o    competitive pressures and trends in the sporting goods industry;
          o    our ability to compete, including internationally;
          o    our ability to introduce new and innovative products;
          o cyclicality and economic condition of and anticipated trends in the industries we currently serve;
          o    our ability to acquire and integrate businesses;
          o    legal proceedings and regulatory matters; and
          o    general economic conditions.

         In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 6-K might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                           PRESENTATION OF INFORMATION


         We publish our financial statements in dollars. In this document, references to "U.S. dollars", "dollars" or "$" are to United States dollars, references to "schillings" or "ATS" are to Austrian Schillings and "euro" or "(euro)" means the common currency introduced at the start of the third stage of Economic and Monetary Union ("EMU") pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                                             December 31,     September 30,
                                                                                 2000              2001
                                                                             -------------    --------------
                                                                              (audited)       (unaudited)
                                                                                      (in thousands)
ASSETS:
Cash and cash equivalents....................................................$     15,848     $      17,038
Accounts receivable, net of allowance for doubtful accounts of
           $10,509 and $10,980, respectively.................................     158,424           141,038
Inventories, net.............................................................      83,701           102,289
Prepaid expense and other current assets.....................................      12,894            12,613
                                                                             -------------    --------------
           Total current assets..............................................     270,867           273,287
Marketable securities........................................................       2,174             2,029
Property, plant and equipment, net...........................................      60,943            60,310
Intangible assets, net.......................................................      19,850            19,092
Deferred income taxes........................................................      72,168            70,971
Other non-current assets.....................................................       8,301             9,375
                                                                             -------------    --------------
           Total assets......................................................$    434,304     $     435,063
                                                                             =============    ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable.............................................................$     34,436     $      28,928
Accrued expenses and other current liabilities...............................      41,837            47,478
Short-term borrowings........................................................      41,822            65,380
Current portion of long-term debt............................................       1,531             1,133
                                                                             -------------    --------------
           Total current liabilities.........................................     119,626           142,919
Long-term debt...............................................................      71,466            69,993
Other long-term liabilities..................................................      13,215            14,382
                                                                             -------------    --------------
           Total liabilities.................................................     204,307           227,294
Minority interest............................................................           9                 9

Commitments and contingencies
Stockholders' Equity:
Common stock and additional paid in capital, net treasury stock
           0.20 EUR par value, 39,820,677 shares issued......................     145,855           141,197
Retained earnings............................................................      75,620            65,707
Accumulated other comprehensive income.......................................       8,512                83
                                                                             -------------    --------------
           Total stockholders' equity........................................     229,987           207,760
                                                                             -------------    --------------
           Total liabilities and shareholders' equity........................$    434,304     $     435,063
                                                                             =============    ==============


         The accompanying notes are an integral part of the condensed consolidated financial statements.

                                  HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 For Three Months Ended             For Nine Months Ended
                                                                      September 30,                      September 30,
                                                              -------------------------------    -------------------------------
                                                                  2000              2001             2000              2001
                                                              -------------    --------------    -------------    --------------
                                                               (unaudited)       (unaudited)       (audited)        (unaudited)
                                                                             (in thousands, except per share data)
REVENUES:
Product revenues..............................................$    105,539     $     109,932     $    261,905     $     258,169
Licensing revenues............................................       1,331             1,133            5,877             5,812
                                                              -------------    --------------    -------------    --------------
Total revenues................................................     106,870           111,066          267,782           263,981
Cost of sales.................................................      58,765            64,835          153,919           157,448
                                                              ------------     --------------    -------------    --------------
Gross profit..................................................      48,105            46,231          113,863           106,533
Selling and marketing expense.................................      23,748            25,316           70,301            74,398
General and administrative expense (excluding non-cash
        compensation expense and employee termination
        and other related costs)..............................       9,554             8,928           26,319            24,347
Non-cash compensation expense.................................         358               824            1,021             1,510
Employee termination and other related costs..................          --                --               --               554
                                                              -------------    --------------    -------------    --------------
Operating income..............................................      14,445            11,162           16,222             5,724
Interest expense..............................................      (4,345)           (2,867)         (13,494)           (8,373)
Interest income...............................................         105               178              476               759
Foreign exchange gain (loss)..................................       8,259            (3,367)          12,075             4,799
Other expense, net............................................        (218)              (42)          (4,164)             (122)
                                                              -------------    --------------    -------------    --------------
Income from continuing operations before income taxes.........      18,247             5,064           11,114             2,788
Income tax expense (current and deferred).....................        (331)           (1,075)          (1,845)           (2,652)
Share of loss from equity investment, net of tax..............          --              (272)              --              (594)
                                                              -------------    --------------    -------------    --------------
Income (loss) from continuing operations......................      17,916             3,718            9,270              (458)
Loss from discontinued operation..............................        (250)               --             (644)               --
                                                              -------------    --------------    -------------    --------------
Net income (loss).............................................$     17,666     $       3,718     $      8,627     $        (458)
                                                              =============    ==============    =============    ==============
Earnings per share-basic
        Income (loss) from continuing operations..............$       0.74     $        0.10     $       0.38     $       (0.01)
        Loss from discontinued operation......................       (0.01)               --            (0.03)               --
        Net income (loss).....................................        0.73              0.10             0.36             (0.01)
Earnings per share-diluted
        Income (loss) from continuing operations..............$       0.66     $        0.09     $       0.34     $       (0.01)
        Loss from discontinued operation......................       (0.01)               --            (0.02)               --
        Net income (loss).....................................        0.65              0.09             0.32             (0.01)
Weighted average shares outstanding
        Basic                                                       24,228            37,779           24,228            38,185
        Diluted                                                     27,132            39,471           27,132            39,883



         The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME


                                                                                   For the Three Months
                                                                                    Ended September 30,
                                                                             -------------------------------
                                                                                 2000              2001
                                                                             -------------    --------------
                                                                              (unaudited)       (unaudited)
                                                                                      (in thousands)
Net income...................................................................$     17,666     $       3,718
    Other comprehensive income:
           Unrealized gain on derivatives instruments (net of tax of $36)....          --               384
           Less: reclassification adjustment for derivative gains
                  recorded in net income.....................................          --            (1,205)
           Foreign currency translation adjustment...........................      (7,893)           11,533
                                                                             -------------    --------------
     Total comprehensive income..............................................$      9,772     $      14,429
                                                                             =============    ==============


                                                                                    For the Nine Months
                                                                                    Ended September 30,
                                                                             -------------------------------
                                                                                 2000              2001
                                                                             -------------    --------------
                                                                              (unaudited)       (unaudited)
                                                                                      (in thousands)
Net income...................................................................$      8,627     $        (458)
    Other comprehensive income:
           Cumulative effect of adoption of SFAS 133.........................          --             1,850
           Unrealized gain on derivatives instruments (net of tax of $50)....          --               536
           Less: reclassification adjustment for derivative gains
                  recorded in net income.....................................          --            (1,483)
           Foreign currency translation adjustment...........................     (11,695)           (9,355)
                                                                             -------------    --------------
     Total comprehensive loss................................................$     (3,068)    $      (8,911)
                                                                             =============    ==============



         The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 For the Nine Months Ended
                                                                                      September 30,
                                                                             -------------------------------
                                                                                 2000              2001
                                                                             -------------    --------------
                                                                              (unaudited)       (unaudited)
                                                                                      (in thousands)
OPERATING ACTIVITIES:
        Net income (loss)....................................................$      8,627     $        (459)
        Adjustments to reconcile net income (loss)
           to net cash provided by operating activities:
           Depreciation and amortization.....................................      12,190            11,342
           Share of loss from equity investment, net of tax..................          --               594
           Provision for leaving indemnity and pension benefits..............         941               997
           (Gain) loss on sale of property, plant and equipment..............          51              (939)
           Non-cash compensation expense.....................................       1,021             1,510
           Deferred tax expense..............................................          --               464
           Other, net........................................................          --               (45)
        Changes in operating assets and liabilities:
           Accounts receivable...............................................      17,638            16,193
           Inventories.......................................................     (36,786)          (19,392)
           Prepaid expense and other assets..................................       2,949              (288)
           Accounts payable, accrued expenses and other liabilities..........       2,243             2,299
                                                                             -------------    --------------
        Net cash provided by operating activities............................       8,874            12,256
                                                                             -------------    --------------

INVESTING ACTIVITIES:
           Purchase of property, plant and equipment.........................     (13,928)          (12,712)
           Proceeds from sale of property, plant and equipment...............       1,003             1,235
           Maturities of marketable securities...............................        (317)              (35)
                                                                             -------------    --------------
        Net cash used for investing activities...............................    (13,242)           (11,512)
                                                                             -------------    --------------

FINANCING ACTIVITIES:
           Change in short-term borrowings, net..............................      38,050            23,456
           Proceeds from long-term debt......................................         794                35
           Payments on long-term debt........................................      (5,475)             (210)
           Purchase of treasury stock........................................          --            (5,394)
           Dividend paid.....................................................     (15,717)           (9,455)
           Change in restricted cash, net....................................      (2,583)               --
                                                                             -------------    --------------
        Net cash provided by financing activities............................      15,068             8,432
                                                                             -------------    --------------
        Effect of exchange rate changes on cash and cash equivalents.........     (18,841)           (7,675)
        Net increase (decrease) in cash and cash equivalents.................      (8,141)            1,501
        Cash and cash equivalents at beginning of period.....................      17,948            15,848
                                                                             -------------    --------------
        Cash and cash equivalents at end of period...........................$      9,806            17,348
                                                                             =============    ==============

SUPPLEMENTAL CASH FLOW INFORMATION:
        Cash paid for interest...............................................$     14,887     $      10,092
        Cash paid for income taxes...........................................$      1,400     $       1,058



     The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding Unternehmensbeteiligung GmbH, a subsidiary of Head N.V., acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

On June 15, 1999, entities controlled by Johan Eliasch, CEO of Head N.V., contributed all of the outstanding shares of London Films to Head N.V. in exchange for 4,227,820 shares in Head N.V.(after giving effect to the two-for-one stock split in October 2000). In August 2000 prior to its initial public offering, Head N.V. granted its then parent and 100% shareholder, Head Sports Holdings N.V., the option to receive all of the outstanding shares of London Films as a shareholder distribution. Head Sports Holdings N.V. was then and still is controlled by Johan Eliasch. On October 31, 2000, all of the share capital of London Films was distributed in accordance with this option. The results of operations of London Films have been presented as a discontinued operation in the accompanying statements of operations.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).

With a broad product offering marketed mainly to middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, speciality sporting goods stores and mass merchants. Head N.V.'s products are sold through over 27,000 customers in over 80 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company's strongest presence has traditionally been in Europe, and the Company has recently built market share in the United States, the next largest market for the Company's products after Europe.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its accounting records and publishes its statutory financial statements in accordance with Dutch corporate regulations and has made certain adjustments to these records to present the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America.

The condensed consolidated financial statements included herein have been prepared by Head, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2000 has been derived from the audited financial statements as of that date, but does not include all

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


disclosures required by generally accepted accounting principles.
Head believes the disclosures included in the unaudited condensed consolidated financial statements when read in conjunction with the financial statements and the notes thereto included in Head's Form 20-F as filed with the Securities and Exchange Commission on April 6, 2001 are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of Head's financial position, results of operations and cash flows for the periods presented. The result of operations for the three and nine month periods ended September 30, 2001 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Stock Split

In October 2000, the Company effected a two-for-one stock split of its ordinary shares. All references in the condensed consolidated financial statements and notes thereto to numbers of shares and per share amounts have been restated to reflect the stock split.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Computation of Net Income (Loss) per Share

Net income (loss) per share is computed under Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares outstanding during the period. Shares held by The Stichting Head Option Plan ("Stichting") are not treated as outstanding for purposes of the earnings per share calculation until the related option has been exercised. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options and warrants, and are included in diluted net income (loss) per share to the extent such shares are dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

SFAS 133 requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


will be deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings.

As a result of adopting SFAS 133 and in accordance with the transition provisions of that standard, the Company recorded a one-time net-of-tax unrealized gain of $1.9 million to AOCI as of January 1, 2001. The Company reclassified a gain of $1.2 million and $1.5 million from AOCI to earnings during the three months and nine months ended September 30, 2001 due to the realization of the underlying transactions. The Company expects to reclassify a $0.4 million gain from AOCI to earnings during the year ending December 31, 2001.

During the three months and nine months ended September 30, 2001, the Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.4 million and $0.5 million, all of which is expected to be reclassified to earnings during the current and following fiscal year. The ineffective portion related to cash flow hedges is not material. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. The Company also assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are used in hedging transactions are high1y effective in off setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

On July 20, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, which the Company is required to implement with effect from July 1, 2001 and January 1, 2002, respectively. SFAS No. 141 requires that all business combinations be accounted for by the purchase method. SFAS No. 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions, which may affect classification and balances of intangible assets. The on-going impact will be that goodwill and intangible assets with an indefinite life will no longer be amortized, but instead will be tested at least annually for impairment. The Company expects to adopt SFAS No. 142 on January 1, 2002. The Company is in the process of assessing the impact of these standards on its financial position and results of operations.

In October 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, for
(1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also amends APB No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, by requiring that operating and disposal gains/losses be recognized in the period incurred. Additionally, SFAS No. 144 expands the separate presentation requirement of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the on-going operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001. Adoption of this statement will not have a material impact on the Company's consolidated financial position or results of operations.

Note 3 - Discontinued Operation

In August 2000, prior to its initial public offering, Head N.V. granted its then 100% shareholder, Head Sports Holdings N.V., the option to receive all outstanding shares of London Films as a shareholder distribution. Head Sports Holdings N.V. was then and still is controlled by Johan Eliasch. On October 31, 2000, all of the share capital of London Films, with net assets of $0.6 million, was distributed in accordance with this option. The results of

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


operations of London Films have been presented as a discontinued operation in the accompanying consolidated statements of operations for the three months and nine months ended September 30, 2000. Revenues of London Films were $0.2 million and $ 0.5 million for the three months and nine months ended September 30, 2000.

No income tax expense has been recorded on the income from discontinued operations due to the availability of net operating loss carryforwards.


Note 4 - Inventories


Inventories consist of the following (in thousands):

                                                                             December 31,     September 30,
                                                                                 2000              2001
                                                                             -------------    --------------
                                                                              (audited)       (unaudited)
Raw materials and supplies...................................................$     21,409     $      19,530
Work in process..............................................................       5,573             8,954
Finished goods...............................................................      68,191            84,696
Provisions...................................................................     (11,472)          (10,891)
                                                                             -------------    --------------
        Total inventories, net...............................................$     83,701     $     102,289
                                                                             =============    ==============


Note 5 - Short-Term Borrowings

In the second quarter of 2001, the Company's subsidiaries entered into a new financing agreement providing multiple revolving credit lines with the "Raiffeisenzentralbank" ("RZB"), "Erste Bank" and "Osterreichische Kontrollbank" ("OEKB") in the total amount of (euro)55.0 million ($46.6 million). In addition, the Company has lines of credit with several banks in Italy, France, Germany, Canada and Japan of $37.8 million. In April 2000, one of the Company's subsidiaries replaced the Agreement to fund the Penn acquisition with a $20.0 million, three-year, renewable term Loan and Security Agreement with Fleet Capital Corporation under similar terms. As of September 30, 2001, $57.8 million was available under these credit lines.

Note 6 - Shareholders' Equity

On May 25, 2001, Head N.V. transferred all of the 2,041,300 shares held in Treasury Stock to the Stichting, a trust which holds shares of the Company. The Stichting will use these shares to fulfill its obligations under the Head Tyrolia Mares Group Executive Stock Option Plan 1998.

On May 11, 2001, the Company declared a year end 2000 dividend of (euro)0.28 (approximately $0.25) per share, which was paid on June 6, 2001.



Note 7 - Income Taxes

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


The Company has net operating loss carryforwards of approximately $329.5 million and $321.5 million as of December 31, 2000 and September 30, 2001, respectively.

In July 1996 the EC limited the utilization of certain net operating losses (approximately $53.4 million as of December 31, 2000). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

The statutory tax rate in the Netherlands differed from the Company's effective rate for the three months and nine months ended September 30, 2001, primarily due to the increase in the valuation allowance for current year net operating losses in tax jurisdictions for which the Company believes it is more likely than not that the tax benefit of net operating losses will not be realized.

Note 8 - Employee termination and other related costs

The company accrued employee termination and other related costs of $ 0.6 million in the first quarter of 2001. This primarily relates to one employee who held a management position.

Note 9 - Research and Development Expense

The Company incurred research and development expense in the amount of $2.6 million and $7.3 million for the three months and nine months ended September 30, 2001 and $2.4 million and $6.9 million for the three months and nine months ended September 30, 2000. Research and development expense is included in cost of sales in the accompanying statements of operations.

Note  10 - Segment Information

The Company operates in one industry segment, Sporting Goods. The activities related to the operations of London Films Ltd. were reported as "loss from discontinued operations" for the three months and nine months ended
September 30, 2000 and the segment information has been adjusted to reflect this. The following information reflects revenues and long-lived assets based on the location of the Company's subsidiaries.

                                                                                    For the Three Months
                                                                                     Ended September 30
                                                                                --------------------------
                                                                                     2000          2001
                                                                                ----------     -----------
                                                                                (unaudited)    (unaudited)
                                                                                       (in thousands)
Revenues from External Customers:
Austria.........................................................................$   18,198     $    21,597
Italy...........................................................................    12,749          10,639
Germany.........................................................................    12,464          16,085
France..........................................................................     7,358           6,492
North America...................................................................    36,751          40,185
Other...........................................................................    19,350          16,067
                                                                                ----------     -----------
    Total revenues..............................................................$  106,870     $   111,066
                                                                                ==========     ===========

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                     For the Nine Months
                                                                                     Ended September 30
                                                                                --------------------------
                                                                                     2000          2001
                                                                                ----------     -----------
                                                                                (unaudited)    (unaudited)
                                                                                       (in thousands)
Revenues from External Customers:
Austria.........................................................................$   44,081     $    46,048
Italy...........................................................................    46,013          40,749
Germany.........................................................................    24,822          29,204
France..........................................................................    20,935          18,055
North America...................................................................   100,070         100,269
Other...........................................................................    31,862          29,657
                                                                                ----------     -----------
    Total revenues..............................................................$  267,782     $   263,981
                                                                                ==========     ===========



                                                                                December 31,  September 30,
                                                                                     2000          2001
                                                                                ----------     -----------
                                                                                (audited)      (unaudited)
                                                                                       (in thousands)
Long lived assets:
Austria.........................................................................$   18,645     $    17,021
Italy...........................................................................    19,021          19,076
Germany.........................................................................     1,205           1,181
France..........................................................................       273             202
Japan...........................................................................     1,619           1,563
Other (Europe)..................................................................     8,163           8,925
North America...................................................................    12,018          12,343
                                                                                ----------     -----------
    Total long lived assets.....................................................$   60,943     $    60,310
                                                                                ==========     ===========


Note 11 -Equity investment

The Company owns an interest in a distribution company which is accounted for under the equity method of accounting. As of September 30, 2001, the Company's share of loss from the investment of $0.6 million exceeded the Company's investment, including a note receivable. Accordingly the Company's equity investment and note receivable balance has been written down and the Company has accrued a liability of $0.2 million for its share of loss in excess of the investment and note receivable balance. In addition, in 2001, the Company entered into a guarantee of a loan associated with the equity investment for $0.7 million.

                                    HEAD N.V.
                          ITEM 1. FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Note 12 - Footwear License

The Company has signed a five year agreement for Romika GmbH to license the Head Performance Footwear brand covering athletic, outdoor and casual shoes and boots. The license period begins January 1, 2002. The Company assumes most current employees of its footwear division will join Romika GmbH. Revenues arising under this licensing agreement will vary depending on Romika's sales. This agreement also provides for the payment of a minimum license fee to the Company.

Note 13 - Stock Option Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 (the "Plan 2001"). The Plan provides for grants of stock options to officers and employees of Head N.V. and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. The weighted-average fair value as of the September 2001 grant was $0.8, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. One member of the Management Board has no vesting period. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of September 30, 2001 no shares were available for grant under the Plan.

Note 14 - Related Party

Mr. Rene C. Jaggi who owns and leads Romika GmbH (see Note 12) is also the current Chairman of the Head N.V. Supervisory Board.

                                    HEAD N.V.
                       ITEM 2. MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets, athletic and outdoor footwear and apparel), Penn (tennis balls and racquetball balls) Tyrolia (ski bindings), Mares and Dacor (diving equipment),- which are among the most widely recognized names within their respective markets.

We generate revenues in our principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first nine months of any calendar year, we typically generate some 75% of our Racquet Sports and Diving product revenues, but only 45% of our Winter Sports revenue. Thus, we typically generate only 65% of our total year gross profit in the first nine months of the year, but we incur 75% of fixed general and administration and marketing expenses in this period.

The carving boom that has driven the skiing market for the last two years is expected to continue at least for another year and maintains ski sales at a high level. Besides this product line we have also been able to position ourselves well in new upcoming fields that come with the freeskiing trend. For the first half of 2001 the market in tennis has moderately declined, however, we are still experiencing a consumer trend towards the quality segment of the market. We believe that the introduction of our innovative line of Intelligence racquets has helped us to benefit from this trend. The events of September 11, 2001 and the consequences have affected the diving market where we have witnessed a significant drop in travel to destination resorts with dive centers.

                                    HEAD N.V.
                       ITEM 2. MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


Results of Operations:

The following table sets forth certain consolidated statements of operations data (in thousands):

                                                                 For Three Months Ended             For Nine Months Ended
                                                                      September 30,                      September 30,
                                                              -------------------------------    -------------------------------
                                                                  2000              2001             2000              2001
                                                              -------------    --------------    -------------    --------------
                                                                                       (in thousands)
REVENUES:
Total revenues................................................$    106,870     $     111,066     $    267,782     $     263,981
Cost of sales.................................................      58,765            64,835          153,919           157,448
                                                              -------------    --------------    -------------    --------------
        Gross profit..........................................      48,105            46,231          113,863           106,533
                                                              =============    ==============    =============    ==============
        Gross margin..........................................       45.0%             41.6%            42.5%             40.4%

Selling and marketing expense.................................      23,748            25,316           70,301            74,398
General and administrative expense (excluding
        non-cash compensation expense and employee
        termination and other related costs)..................       9,554             8,928           26,319            24,347
Non-cash compensation expense.................................         358               824            1,021             1,510
Employee termination and other related costs..................          --                --               --               554
                                                              -------------    --------------    -------------    --------------
        Operating income......................................      14,445            11,162           16,222             5,724
                                                              =============    ==============    =============    ==============
Interest expense..............................................      (4,345)           (2,867)         (13,494)           (8,373)
Interest income...............................................         105               178              476               759
Foreign exchange gain (loss)..................................       8,259            (3,367)          12,075             4,799
Other expense, net............................................        (218)              (42)          (4,164)             (122)
                                                              -------------    --------------    -------------    --------------
        Loss form continuing operations before income taxes...      18,247             5,064           11,114             2,788
Income tax expense............................................        (331)           (1,075)          (1,845)           (2,652)
Share of loss from equity investment, net tax.................          --              (272)              --              (594)
Loss from discontinued operation..............................        (250)               --             (644)               --
                                                              -------------    --------------    -------------    --------------
        Net income (loss).....................................$     17,666     $       3,718     $      8,627     $        (458)
                                                              =============    ==============    =============    ==============



Three Months and Nine Months Ended September 30, 2001 and 2000


Total Revenues. For the three months ended September 30, 2001 total revenues increased by $4.2 million or 3.9% to $111.1 million from $106.9 million in the comparable 2000 period. At comparable exchange rates, total revenues increased by 6.2%. For the nine months ended September 30, 2001, total revenues decreased by $3.8 million, or 1.4%, to $264.0 million from $267.8 million in the comparable 2000 period. This decrease was primarily due to

                                    HEAD N.V.
                       ITEM 2. MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


currency translation adjustments resulting from the depreciation of the euro against the U.S. dollar. Excluding the effect of changes in exchange rates, total revenues for the nine months ended September 30, 2001 increased by $4.2million, or 1.6% due to an increase in revenues from our Racquet Sports division. This increase was offset, however, by decreased revenues from Diving products and, to a lesser extent, from Winter Sports.

                                                                 For Three Months Ended             For Nine Months Ended
                                                                      September 30,                      September 30,
                                                              -------------------------------    -------------------------------
                                                                  2000              2001             2000              2001
                                                              -------------    --------------    -------------    --------------
                                                               (unaudited)       (unaudited)       (unaudited)      (unaudited)
                                                                      (in thousands)                     (in thousands)
Product category:
Winter Sports.................................................$     51,516            50,049     $     65,451     $      63,623
Racquet Sports................................................      40,132            46,550          139,567           141,184
Diving........................................................      13,891            13,333           56,887            53,362
Licensing.....................................................       1,332             1,133            5,877             5,812
                                                              -------------    --------------    -------------    --------------
        Total Revenues....................................... $   106,871      $    111,066      $   267,782      $     263,981
                                                              =============    ==============    =============    ==============


Winter Sports revenues for the three months ended September 30, 2001 decreased by $1.5 million or 2.8% to $50.0 million from $ 51.5 million in the comparable 2000 period. For the nine months ended September 30, 2001 Winter Sports revenues decreased by $1.8 million, or 2.8%, to $63.6 million from $65.5 million in the comparable 2000 period. Excluding the effect of changes in exchange rates, revenues in winter sports decreased by $0.2 million, or 0.3%. This decrease was due to lower sales of our ski bindings and ski boots partly offset by improved sales of skis and snowboard equipment.

Racquet Sports revenues for the three months ended September 30, 2001 increased by $6.4 million or 16.0% to $46.6 million from $ 40.1 million in the comparable 2000 period. For the nine months ended September 30, 2001 Racquet Sports revenues increased by $1.6 million, or 1.2%, to $141.2 million from $139.6 million in the comparable 2000 period. Excluding the effect of changes in exchange rates revenues in Racquet Sports increased by $5.5 million, or 4.0%. This improvement results mainly from higher revenues achieved with tennis racquets and tennis accessories.

Diving revenues for the three months ended September 30, 2001 decreased by $0.6 million or 4.0% to $13.3 million from $13.9 million in the comparable 2000 period. For the nine months ended September 30, 2001 Diving product revenues decreased by $3.5 million, or 6.2%, to $53.4 million from $56.9 million in the comparable 2000 period. Excluding the effect of changes in exchange rates, revenues from diving decreased by $1.3 million or 2.3%.

Licensing revenues for the three months ended September 30, 2001 decreased by $0.2 million to $1.1 million from $1.3 million in the comparable 2000 period. For the nine months ended September 30, 2001 Licensing revenues slightly decreased by $0.07 million, or 1.1% to $5.81 million from $5.88 million in the comparable 2000 period.

Gross Profit. For the three months ended September 30, 2001 gross profit decreased by $1.9 million to $46.2 million from $48.1 million in the comparable 2000 period. Gross margin decreased to 41.6% 2001 from 45.0% in the

                                    HEAD N.V.
                       ITEM 2. MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


comparable 2000 period. For the nine months ended September 30, 2001, gross profit decreased by $7.3 million, or 6.4%, to $106.5 million from $113.9 million in the comparable 2000 period. Gross margin decreased to 40.4% 2001 from 42.5% in the comparable 2000 period.

Selling and Marketing Expenses. For the three months ended September 30, 2001 selling and marketing expenses increased by $1.6 million to $25.3 million from $23.7 million in the comparable 2000 period. For the nine months ended September 30, 2001, selling and marketing expenses increased by $4.1 million, or 5.8%, to $74.4 million from $70.3 million in the comparable 2000 period. This increase was due primarily to increased advertising expenses incurred in connection with the introduction of the Intelligence racquets and Head snowboard lines as well as an increase in premiums due to the success of our players.

General and Administrative Expenses. For the three months ended September 30, 2001 general and administrative expenses decreased by $0.7 million or 6.6% to $8.9 million from $9.6 million in the comparable 2000 period. For the nine months ended September 30, 2001, general and administrative expenses decreased by $2.0 million, or 7.6%, to $24.3 million from $26.3 million in the comparable 2000 period. Of this decrease, $0.9 million was attributable to the gain on the sale of a building used in operations in Italy.

We also recorded $0.8 million and $1.5 million in each of the respective three month and nine month periods ended September 30, 2001 and $0.4 million and $1.0 million in each of the respective three month and nine month periods ended September 30, 2000, of non-cash compensation expense due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

In addition, we recorded in the nine months ended September 30, 2001, $0.6 million of termination benefits and other related costs primarily in respect of one employee who held a management position.

Operating Income. As a result of the foregoing factors, operating income for the three months ended September 30, 2001 decreased by $3.3 million, or 22.7%, to $11.2 from $14.4 million in the comparable 2000 period. For the nine months ended September 30, 2001, operating income decreased by $10.5 million, or 64.7%, to $5.7 million from $16.2 million in the comparable 2000 period.

Interest Expense. For the three months ended September 30, 2001 interest expense decreased by $1.5 million or 34.0% to $2.9 million from $4.3 million in the comparable 2000 period. For the nine months ended September 30, 2001, interest expense decreased by $5.1 million, or 37.8%, to $8.4 million from $13.5 million in the comparable 2000 period. The decrease was due to the partial repayment of our debts using the proceeds of the initial public offering which took place in October 2000.

Interest Income. For the three months ended September 30, 2001 interest income increased by $0.1 million or 69.2% to $0.2 million from $0.1 million in the comparable 2000 period. For the nine months ended September 30, 2001, interest income increased by $0.3 million, or 58.8%, to $0.8 million from $0.5 million in the comparable 2000 period. This increase was due to higher cash on hand.

Foreign Currency Exchange. For the three months ended September 30, 2001, we showed a foreign currency exchange loss of $3.4 million, compared to a gain of $8.3 million in the comparable 2000 period. For the nine months ended September 30, 2001, we had a foreign currency exchange gain of $4.8 million, compared to a gain of $12.1 million in the comparable 2000 period. The decrease in the third quarter of 2001 as compared to the third quarter of 2000 is primarily due to the recognition of foreign exchange losses associated with the Company's U.S. dollar denominated receivables of its European subsidiaries in 2001. We operate in a multi-currency environment and are subject to the effects of fluctuation in exchange rates.

                                    HEAD N.V.
                       ITEM 2. MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITIONS AND RESULT OF OPERATIONS


Other Expense, net. For the three months ended September 30, 2001, other expense, net decreased by $0.2 million to $0.04 million from $0.2 million in the comparable period. For the nine months ended September 30, 2001, other expense, net decreased by $4.1 million, or 97.1%, to $0.1 million from $4.2 million in the comparable 2000 period. A one time payment of $3.5 million was paid to the former owner of HTM in June 2000.

Income Tax Expense. For the three months ended September 30, 2001, income tax increased by $0.7 million to $1.1 million from $0.3 million in the comparable 2000 period. For the nine months ended September 30, 2001, income tax expense was $2.7 million, an increase of $0.8 million to the comparable 2000 period. This increase mainly attributes to an increase of current income tax expense mainly in Austria and Italy which is partly offset by an increase of tax losses carried forward.

Share of loss from equity investment, net of tax: This represents the Company's share of loss from an equity investment in a distribution company purchased at the end of 2000. For the nine months ended September 30, 2001, the Company's share of losses from this equity investment was $0.6 million.

Net Income. As a result of the foregoing factors, for the three months ended September 30, 2001, we had net income of $3.7 million, compared to net income of $17.7 million in the comparable 2000 period. For the nine months ended September 30, 2001, we had net loss of $0.5 million, compared to net income of $8.6 million in the comparable 2000 period.

Liquidity and Capital Resources:

For the nine months ended September 30, 2001, cash generated from operating activities increased by $3.4 million, or 38.1%, to $12.3 million from $8.9 million in the comparable 2000 period. This is mainly due to lower working capital requirements. The cash flows from operating activities and proceeds from sale of a building were used to pay a dividend of $9.5 million to our shareholders, to purchase property, plant and equipment of $12.7 million and to purchase treasury stock.

We currently have $57.8 million in available unused credit facilities. We believe that we are in good standing with our lenders and that we have sufficient available credit for our needs.